

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
David Temple
Chief Executive Officer
Tarheel Billboard, Inc.
933 Poindexter Dr.
Charlotte, NC 28209

>   **Re: Tarheel Billboard, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 18, 2012**
>   **File No. 333-183781**

Dear Mr. Temple:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clarify that the 10,597,571 shares to be resold pursuant to the prospectus must be sold at a fixed price for the entire duration of the offering. We note the following instances where the disclosure should be revised; however, review your prospectus for further changes:

- The fourth paragraph on the prospectus cover page states "The sales price to the public is fixed at $0.05 per share *until such time as the shares … become traded*."
- The fourth paragraph on the prospectus cover page states "If our common stock becomes quoted … *then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market*."
- The last paragraph on page 3 states "$0.05 is a fixed price at which the selling security holders may sell their shares *until our common stock is quoted on the OTC Bulletin Board or another Exchange*."

<u>Selling Security Holders, page 8</u>

2.   Please revise the selling stockholders table to reflect all material relationships your selling stockholders have had with your company over the past three years per Item 507 of Regulation S-K. For example, it appears certain selling stockholders (i.e. David Temple, G9 Holdings, LLC, GW Grace, LLC, Medallion Construction Group, LLC, Strategic Financial Services, and Winchester Investments, LLC) had a material relationships with your company over the past three years.

<u>Plan of Distribution, page 9</u>

3.   Please refer to comment 1 above, and revise your disclosure:

  - In the first full paragraph on page 10 where you state "However, sales by a selling stockholder must be made at a fixed price of $0.05 until a market develops."
  - In the third full paragraph on page 10 where you state the selling stockholders may be deemed underwriters to state the selling stockholders <u>are</u> underwriters.
  - In the fourth full paragraph on page 10 where you state "Once a market has been developed …. the shares may be sold … at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed."

<u>Security Ownership of Certain Beneficial Owners and Management, page 12</u>

4.   Disclose the individuals who direct the voting decisions of Medallion Construction Group, LLC and Strategic Financial Services in footnotes to the table.

<u>Financial Statements</u>

<u>Statements of Operations, page F-11</u>
<u>Statements of Cash Flow, page F-13</u>

5.   Refer to the column, "Period ended October 31, 2012." Please revise to refer to the three months period.

<u>Note 2. Summary of Significant Accounting Policies, page F-14</u>

<u>Basis of Presentation, page F-14</u>

<u>Interim Financial Statements, page F-14</u>

6.   We note the disclosure provided in response to comment 1. Please correct the date of the interim period financial statements referenced in the first paragraph from "as of July 31, 2012" to "as of October 31, 2012" and refer to the statement of changes in stockholders'

equity as of October 31, 2012 and the statements of operations and cash flows for the three months ended October 31, 2012. In addition, revise the second paragraph to refer to the statement of changes in stockholders' equity as of October 31, 2012 and the statements of cash flows for the period aforementioned.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
         Jillian Sidoti, Esq.